

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2014

Todd Spartz
Chief Financial Officer
Selectica, Inc.
2121 South El Camino Real, 10th Floor
San Mateo, CA 94403

> **Re:** **Selectica, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 14, 2014**
> **File No. 333-198149**

Dear Mr. Spartz:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   Please reconcile the number of shares offered for sale under other registration statements as described in the third paragraph with the corresponding statements in the Form S-3 file no. 333-198148. Also confirm that you will add in the prospectus you file under Securities Act Rule 424(b) the number of shares registered in the Form S-3 file no. 333-198148.

Selling Stockholders, page 4

2.   Please indicate whether any of the entities in your table on page 5 are broker-dealers or affiliates of broker-dealers. To the extent that any of the sellers are affiliated with broker-dealers, please disclose whether at the time of the acquisition they had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

3.   In footnote (19), please disclose the natural person(s) that holds voting or investment power over the shares owned by Unterberg Koller.

4.   Refer to footnote (14) where you disclaim beneficial ownership except to the extent of any pecuniary interest. Please remove this disclaimer or provide us an analysis supporting your belief that Exchange Act Rule 13d-4 disclaimers are proper outside of filings on Schedules 13D and 13G. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Rule 13d-4 permits any person to expressly declare in such person's Schedule 13D that the filing of such a statement shall not be construed as an admission that the person is a beneficial owner of the securities covered by such statement.

Information Incorporated by Reference, page 10

5.   Please revise to incorporate all filings since the end of your fiscal year. In this regard, we note the Forms 8-K filed after March 31, 2014 but prior to July 3, 2014. Refer to Item 12(a)(2) of Form S-3.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the

Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Gabriel Eckstein at (202) 551-3286 or in his absence, the undersigned at (202) 551-3462 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal

cc: Via E-mail
        David A. Richardson, Esq.
        DLA Piper LLP (US)